SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2007
DIVISION OF MARKET REGULATION



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-035316- 46649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

United Heritage Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 East United Heritage Court
(No. and Street)

Meridian	Idaho	83642
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack J. Winderl (208) 475-0921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1300 S.W. Fifth Avenue, Suite 3800	Portland	Oregon	97201
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Table of Contents

OATH OR AFFIRMATION

I, Jack. J. Winderl, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of United Heritage Financial Services, Inc., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


LEONA METTILLE
NOTARY
PUBLIC
STATE OF IDAHO

Signature

President and CEO
Title

Subscribed and sworn to before me,
this day of 02-27, 2007

Leona Mettille
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control Structure

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Independent Auditors' Report

The Board of Directors
United Heritage Financial Services, Inc.:

We have audited the accompanying statements of financial condition of United Heritage Financial Services, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Heritage Financial Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
February 26, 2007

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31, 2006 and 2005

Assets		2006		2005
Cash and cash equivalents	$	650,097	$	425,533
Deposits with clearing organization		25,000		25,000
Accrued interest and dividends receivable		14,678		5,678
Securities owned		623,617		721,007
Receivables from agents, net of allowance		898		6,822
Receivables from brokers and dealers		217,253		147,636
Prepaid expenses		24,188		15,429
Income tax receivable		30,347		6,577
Furniture and equipment (net of accumulated depreciation of $18,391 and $12,251 at 2006 and 2005, respectively)		24,076		19,596
Total assets	$	1,610,154	$	1,373,278
Liabilities and Stockholder's Equity				
Accrued sales commissions	$	189,260	$	143,657
Accounts payable and accrued expenses		63,248		81,959
Deferred tax liability		27,786		4,152
Market value of securities sold, not yet purchased		11,000		2,450
Total liabilities		291,294		232,218
Stockholder's equity:				
Common stock, $1 par value. Authorized 500,000 shares; 936 shares issued and outstanding at 2006 and 2005		936		936
Additional paid-in capital		934,064		934,064
Retained earnings		383,860		206,060
Total stockholder's equity		1,318,860		1,141,060
Total liabilities and stockholder's equity	$	1,610,154	$	1,373,278

See accompanying notes to financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Operations

Years ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Dealer commissions	$ 4,437,673	$ 4,661,301
Interest and dividend income	103,356	53,433
Realized/unrealized gain (loss) on investments	85,779	(31,623)
Total revenues	4,626,808	4,683,111
Expenses:		
Salaries, benefits, and payroll taxes	345,350	339,527
Sales commissions	3,636,891	3,844,520
Rent expense	51,988	49,971
Other expenses	245,666	306,679
Total expenses	4,279,895	4,540,697
Income before provision for income taxes	346,913	142,414
Provision for income taxes	129,113	45,996
Net income	$ 217,800	$ 96,418

See accompanying notes to financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2006 and 2005

	Common stock		Additional	Retained	Total stockholder's
	Shares	Amount	paid-in capital	earnings	equity
Balance, December 31, 2004	936	$ 936	$ 934,064	$ 139,642	$ 1,074,642
Net income	—	—	—	96,418	96,418
Dividends paid	—	—	—	(30,000)	(30,000)
Balance, December 31, 2005	936	936	934,064	206,060	1,141,060
Net income	—	—	—	217,800	217,800
Dividends paid	—	—	—	(40,000)	(40,000)
Balance, December 31, 2006	936	$ 936	$ 934,064	$ 383,860	$ 1,318,860

See accompanying notes to financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 217,800	$ 96,418
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	8,005	5,468
Unrealized (gain) loss on investments	(60,600)	48,132
Deferred tax expense/(benefit)	23,634	(18,700)
Changes in operating assets and liabilities:		
Accrued interest and dividends receivable	(9,000)	(84)
Securities owned	157,990	43,516
Receivables from brokers and dealers	(69,617)	104,593
Receivables from agents, net	5,924	(6,822)
Prepaid expenses	(8,759)	(769)
Deposits with clearing organizations	—	5,554
Income tax receivable	(23,770)	63,378
Accrued sales commissions	45,603	(65,777)
Accounts payable and accrued expenses	(18,711)	33,638
Market value of securities sold, not yet purchased	8,550	1,200
Net cash provided by operating activities	277,049	309,745
Cash flows from investing activities:		
Proceeds from sale of furniture and equipment	168	276
Purchase of furniture and equipment	(12,653)	(12,553)
Net cash used in investing activities	(12,485)	(12,277)
Cash flows from financing activities:		
Dividends to stockholder	(40,000)	(30,000)
Net cash used in financing activities	(40,000)	(30,000)
Net increase in cash and cash equivalents	224,564	267,468
Cash and cash equivalents at beginning of year	425,533	158,065
Cash and cash equivalents at end of year	$ 650,097	$ 425,533
Supplemental disclosures of cash flow information:		
Cash paid during the year for taxes	$ 166,530	$ 44,916

See accompanying notes to financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

(1) Summary of Significant Accounting Policies

(a) *Organization*

United Heritage Financial Services, Inc. (the Company or UHFS), was established for the purpose of marketing equity based products and variable annuities as a broker/dealer. The Company was formed in 1993 and is part of an insurance holding company system formed in 2001. The ultimate parent is United Heritage Mutual Holding Company (the Holding Company) which owns 100% of the shares of United Heritage Financial Group, Inc. (UHFG), which is the intermediate parent company. UHFG owns all the shares of four operating companies: UHFS, United Heritage Life Insurance Company (UHLIC), United Heritage Property & Casualty Company (UHPC), and Sublimity Insurance Company (SIC). All of the entities in the holding company system are considered affiliates. The Company is registered with the Securities and Exchange Commission to be licensed as a broker/dealer and is engaged primarily in the business of brokering mutual funds, corporate stock and variable products to investors. The Company is also registered with the states of Idaho, Washington, Oregon, and California as a Registered Investment Advisor.

(b) *Cash Equivalents*

For purposes of the statement of cash flows, the Company considers investments with maturities of three months or less when purchased to be cash equivalents.

(c) *Securities Valuation*

Marketable equity securities owned and securities sold but not yet purchased are classified as trading securities, stated at market value, and changes therein reflected in the results of operations.

(d) *Receivables*

Receivables from brokers and dealers and receivables from agents are recorded at the invoiced amount and do not bear interest. The Company believes that all amounts due from brokers and dealers are collectible and therefore does not record an allowance for doubtful accounts. For receivables from agents the Company establishes an allowance for doubtful accounts based upon specific identification of past due amounts deemed uncollectible. The Company does not have any off-balance-sheet credit exposure related to its customers.

(e) *Furniture and Equipment*

Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

(f) *Revenue Recognition*

Fees are recognized in the period in which the related services are rendered on a trade date basis of accounting.

(Continued)

(g) Advertising Costs

The Company expenses the costs of advertising in the period in which the costs are incurred. Advertising costs for the years ended December 31, 2006 and 2005 have not been significant.

(h) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operation in the period that includes the enactment date.

(i) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, receivables from brokers and dealers, receivables from agents, accounts payable, and accrued expenses approximate the fair value due to their short maturities.

(j) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was in compliance with these requirements with net capital of $1,143,110 and $1,007,390 at December 31, 2006 and 2005, respectively and ratios of aggregate indebtedness to net capital of 0.24 to 1 and 0.23 to 1 at December 31, 2006 and 2005, respectively.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

(4) **Receivables**

Amounts due from brokers and dealers and agents as of December 31 were:

		2006		2005
Brokers and dealers	$	217,253	$	147,636
Agents		9,997		17,489
Allowance for agents		(9,099)		(10,667)
Total receivables	$	218,151	$	154,458

No allowance is considered necessary for receivables from brokers and dealers. The allowance for receivables from agents is based upon specific identification of past due amounts deemed uncollectible. No amount for receivables from brokers and dealers was written off for the years ended December 31, 2006 and 2005, respectively. Bad debt expense (recovery) for receivables from agents was $(1,568) and $10,667 for the years ended December 31, 2006 and 2005, respectively.

(5) **Income Taxes**

Components of the 2006 provision for income taxes include:

		Current		Deferred		Total
Federal	$	75,898	$	20,604	$	96,502
State		29,581		3,030		32,611
Total provision	$	105,479	$	23,634	$	129,113

Components of the 2005 provision for income taxes include:

		Current		Deferred		Total
Federal	$	54,823	$	(16,302)	$	38,521
State		9,873		(2,398)		7,475
Total provision/(benefit)	$	64,696	$	(18,700)	$	45,996

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state taxes, nondeductible expenses, dividends received deduction and tax-exempt interest.

At December 31, 2006 and 2005, the tax effect of the temporary difference that gives rise to the deferred tax liability, relates to the cumulative balance of net unrealized gains not deductible for tax purposes.

(Continued)

(6) Employee Retirement and Benefit Plans

The Company had a defined benefit retirement plan offered through United Heritage Life Insurance Company. The plan was amended, effective January 1, 2002, to freeze the accrual of benefits, and any benefit obligations are included in United Heritage Life Insurance Company's total benefit obligations. On May 22, 2006, United Heritage Life Insurance Company terminated and settled the defined benefit pension plan and distributed all assets of the fully funded plan. The Company made no contributions to this plan and recognized no related pension expense in 2006 and 2005.

The Company also participates in the United Heritage Financial Group 401(k) Plan (the Plan) for which all employees are eligible to participate. Participating employees may elect to contribute a maximum of 20% of their base pay or limited in accordance with the Internal Revenue Code. The Company matches employee contributions up to a maximum of 4% of employee salaries and in addition, provides discretionary profit sharing contributions. For the years ended December 31, 2006 and 2005, the Company's contribution to the Plan was $30,440 and $27,462, respectively.

(7) Lease Commitments

The Company had one noncancelable operating lease for an automobile. The lease expired in January 2005 and the Company has no future lease commitments. Total lease expense for the years ended December 31, 2006 and 2005 was $0 and $632, respectively.

(8) Related Party Transactions

The Company is a wholly owned subsidiary of UHFG and thus is a related party to UHFG and UHFG's other wholly owned operating companies: UHLIC, UHPC, and SIC (the Related Parties).

The Company has certain material transactions with the related parties for brokerage services. Revenues net of clearing expenses from transactions with the related parties were $40,605 and $46,895 in 2006 and 2005, respectively.

The Company pays UHLIC rent for the space it occupies and incurred rent expense of $27,064 and $26,162 for the years ended December 31, 2006 and 2005, respectively. The Company also reimburses UHLIC for general expenses incurred on the Company's behalf and had no amounts outstanding to UHLIC as of December 31, 2006 and 2005, respectively.

The Company paid dividends to UHFG of $40,000 and $30,000 in 2006 and 2005, respectively. During 2006 the Company acquired investments from UHFG for a cost of $164,807 and from UHLIC for a cost of $100,408. During 2005 there was no such investment activity.

(Continued)

UNITED HERITAGE FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

(9) Contingencies

The Company is involved in various legal actions in the normal course of business. In the opinion of management, based on discussions with counsel, the ultimate disposition of such matters will not have a material effect on the financial position, results of operations or liquidity of the Company.

(10) Subsequent Events

On February 2, 2007, UHFG and the Company signed a definitive agreement with Integrity Mutual Funds, Inc. (Integrity) whereby Integrity would acquire certain assets of the Company and those assets would be then immediately transferred to Capital Financial Services, Inc (CFS), a NASD Member Broker Dealer and wholly owned subsidiary of Integrity. In exchange for the assets, Integrity would pay UHFG the following consideration: 500,000 shares of restricted stock of Integrity; and a deferred, conditional payment of $900,000 over 21 equal quarterly installments. The quarterly installments of the deferred payment may be reduced in any quarter in which Gross Dealer Concessions, as defined, are less than $1,500,000. Some reduction is likely based on historical Gross Dealer Concessions being less than the quarterly requirement.

The assets to be acquired are the existing contractual rights and obligations of UHFS in any and all agreements with: current Registered Representatives; Investigo; Pershing; and any other sales agreements. In addition, as part of the definitive agreement, UHFG and the Company entered into a non-compete agreement whereby UHFG and the Company agreed to covenants not to solicit and not to compete for a period of five years. The transaction is expected to close by the end of the first quarter of 2007.

Schedule 1

UNITED HERITAGE FINANCIAL SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2006

Net capital:		
Total stockholder's equity	$	1,318,860
Less nonallowable assets:		
Receivable from agents		898
Receivable from broker dealers		7,928
Prepaid expenses		24,188
Furniture and equipment, net of accumulated depreciation		24,076
Income tax receivable		30,347
		87,437
Net capital before haircuts		1,231,423
Haircuts computed pursuant to Rule 15c3-l(f)		88,313
Net capital	$	1,143,110
Aggregate indebtedness:		
Accrued sales commissions, accounts payable, and accrued expenses	$	273,162
Total aggregate indebtedness	$	273,162
Computation of basic net capital requirement:		
Net capital requirement, greater of $100,000 or 6-2/3% of aggregate indebtedness	$	100,000
Net capital in excess of required amount		1,043,110
Net capital	$	1,143,110
Excess of net capital at 1,000%	$	1,115,794
Ratio of aggregate indebtedness to net capital		0.24

This computation does not materially differ from the computation of net capital included in Focus Part II filed by the Company as of December 31, 2006.

See accompanying independent auditors' report, and independent auditors' report on internal control required by SEC Rule 17a-5.



KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
United Heritage Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of United Heritage Financial Services, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Portland, Oregon
February 26, 2007

END